Mail Stop 0308

							March 31, 2005



Morton Berger
Chief Financial Officer
Safari Associates Inc.
13 Eastbourne Drive
Chestnut Ridge, NY  10977


	RE:	Safari Associates Inc.
		Item 4.01 Form 8-K filed February 23, 2005
            	File No. 0-30215


Dear Mr. Berger:

          We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please amend your Form 8-K to include a letter from your former accountant indicating whether or not he agrees with the disclosures in the Form 8-K. See Item 304(a)(3) of Regulation S-B.

2. The last sentence of the fifth paragraph states that the resignation of the prior independent accountants was reported in a Form 8-K dated December 31, 2004, as amended. Our records do not reflect the filing of a Form 8-K dated December 31, 2004. Please tell us the name of the prior accountant you are referring to, and correct the disclosure of the prior report you are referring to. We may have additional comment.

3. Your Form 10-KSB/A for the year ended December 31, 2003, filed on
January 3, 2005 does not include an audit report for the year ended
December 31, 2002.  Please tell us what your plans are to have
2002
audited by a registered independent accountant. We may have further comment.




Morton Berger
Safari Associates Inc.
March 31, 2005
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	The amendment requested above should be filed within five business days from the date of this letter or we should be advised by that date when it will be filed. The amendment should include an appropriate letter from your former accountants indicating that they have read the Form 8-K/A. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-K/A.  Any questions regarding the above should be directed
to me at (202) 942-1809, or in my absence, to Robert Benton at
(202)
942-1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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